FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of June

HSBC Holdings plc

8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F X Form 40-F

15 June 2026

 HSBC HOLDINGS PLC

FIRST INTERIM DIVIDEND FOR 2026

On 5 May 2026, the Directors of HSBC Holdings plc approved a first interim dividend in respect of the financial year ending 31 December 2026 of US$0.10 per ordinary share. The dividend is payable on 26 June 2026 to holders of record on 15 May 2026 on the Principal Register in the United Kingdom, the Hong Kong Overseas Branch Register or the Bermuda Overseas Branch Register. The dividend is payable in cash in United States dollars, sterling or Hong Kong dollars, or a combination of these currencies.

Dividends payable in cash in Hong Kong dollars or sterling were converted from United States dollars at the forward exchange rates quoted by HSBC Bank plc in London at or about 11.00am on 15 June 2026 (US$1=HK$7.831883 and £1=US$1.342478). Accordingly, the cash dividend payable on 26 June 2026 will be:

US$0.10 per ordinary share;

approximately HK$0.783188 per ordinary share; or

approximately £0.074489 per ordinary share.

For holders of American Depositary Shares ('ADSs'), each of which represents five ordinary shares, the cash dividend payable will be US$0.50 per ADS. It will be paid on 26 June 2026 to holders of record on 15 May 2026.

For and on behalf of
HSBC Holdings plc

Angela McEntee
Group Company Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

By:
Name: Angela McEntee
Title: Group Company Secretary

Date: 15 June 2026